Special Meetings of Shareholders

A special meeting of shareholders of the Trust was held at the offices of the Trust on July 15, 1999. Shareholders of the Trust were asked to approve a new Subadvisory Agreement between NicholasApplegate Capital Management and Criterion
Investment Management LLC (the "Subadvisory Agreement) for
High Quality Bond Fund. In the matter of approving the new
Subadvisory Agreement, 1,414,700 shares of the High Quality
Bond Fund voted in favor, 0 shares voted against and 716 shares abstained from voting.